SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-13138

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Pointer Telocation's 2008 Results Release and Conference Call
Scheduled for February 25th, 2009

Rosh HaAyin, Israel February 11th, 2009 Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR), – a leading RSA (Road Side Assistance) and AVL (Automatic Vehicle Location) solutions provider for stolen retrieval, fleet management, car & driver safety, public safety, vehicle security and asset management, will release its financial results for 2008 on Wednesday, February 25th 2009.

Pointer Telocation’s management will host a conference call with the investment community to review and discuss the financial results:

Conference call will take place on 10:00 AM EST, 17:00 Israel time.

To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

Toll free from USA: +1-866-527-8676

From Israel: 03-918-0610

A replay will be available from February 26th, 2009 at the company website: www.pointer.com .

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 400,000 vehicles across the globe: the UK, Greece, Mexico, Argentina, Russia, Croatia, Germany, Czech Republic, Latvia, Turkey, Hong Kong, Singapore, India, Costa Rica, Norway, Venezuela, Hungary, Israel and more. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. In 2004, Cellocator was selected as the official security and location equipment supplier for the Olympic Games in Athens. For more information: www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: February 11, 2009